Exhibit 99.1

FIRST AMENDING AGREEMENT

TO

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN:

PRECISION DRILLING CORPORATION

(as Borrower)

– and –

THE FINANCIAL INSTITUTIONS SIGNATORY HERETO

IN THEIR CAPACITIES AS LENDERS

(as Lenders)

– and –

ROYAL BANK OF CANADA

(as Administration Agent for the Lenders)

– with –

RBC CAPITAL MARKETS, THE TORONTO-DOMINION BANK and ATB FINANCIAL

(as Co-Lead Arrangers and Joint Bookrunners)

– and –

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, business development bank of canada, WELLS FARGO BANK, N.A., ZIONS BANCORPORATION N.A. DBA AMEGY BANK, AND WOODFOREST NATIONAL BANK

(as Co-Documentation Agents)

Made as of August 7, 2025

FIRST AMENDING AGREEMENT

This First Amending Agreement is made as of August 7, 2025.

BETWEEN:

PRECISION DRILLING CORPORATION, as Borrower,

AND:

EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO, in their respective capacities as Lenders (hereinafter collectively referred to as the "Lenders" and individually as a "Lender"),

AND:

ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada, in its capacity as administration agent of the Lenders (the "Agent").

WHEREAS the Borrower, the Agent and the Lenders are parties to a Second Amended and Restated Credit Agreement dated as of June 28, 2024 (the "Credit Agreement");

AND WHEREAS Business Development Bank of Canada and Zions Bancorporation N.A. dba Amegy Bank (collectively, the "Specified Non-Extending Lenders") have advised that they will not be extending the Syndicated Facility Maturity Date applicable to them and shall hereinafter be Non-Extending Lenders with respect to the Syndicated Facility;

AND WHEREAS the Borrower, the Lenders and the Agent wish to amend the Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the Borrower, the Lenders and the Agent agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

(a)	"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Amending Agreement, as the same may be further amended, modified, supplemented or restated from time to time;

(b)	"Amending Agreement" means this first amending agreement and includes, for certainty, the Consent and Acknowledgement attached hereto;

(c)	"Extending Lenders" means each Lender other than the Specified Non-Extending Lenders; and

(d)	all capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Amended Credit Agreement.

1.2	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Amending Agreement. The words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Amending Agreement.

1.4	Time

Unless otherwise provided herein, all references to a time in this Amending Agreement shall mean local time in Calgary, Alberta.

Article 2
AMENDMENTS

2.1	Extension of Maturity Dates in respect of Extending Lenders.

(a)	The definition of "Operating Facility Maturity Date" in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference therein to "initially June 28, 2027" and replacing it with "October 31, 2028".

(b)	The definition of "Syndicated Facility Maturity Date" in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference therein to "means initially June 28, 2027" and replacing it with "means, (i) in respect of Business Development Bank of Canada and Zions Bancorporation N.A. dba Amegy Bank, June 28, 2027 and (ii) in respect of each Lender other than Business Development Bank of Canada and Zions Bancorporation N.A. dba Amegy Bank, October 31, 2028".

(c)	The parties hereto hereby confirm and agree that (i) the Operating Facility Maturity Date is hereby extended to October 31, 2028, subject to the proviso in the definition of "Operating Facility Maturity Date" (as amended hereby) and (ii) the Syndicated Facility Maturity Date in respect of (A) the Extending Lenders is hereby extended to October 31, 2028 and (B) each Specified Non-Extending Lender shall not be extended and shall remain June 28, 2027, in each case, subject to the proviso in the definition of "Syndicated Facility Maturity Date" (as amended hereby).

2.2	Amendments to Applicable Margin.

(a)	The definition of "Applicable Margin" in Section 1.1 of the Credit Agreement is hereby amended by deleting the pricing table set forth therein and replacing it with the following:

Level	Consolidated Total Debt to Adjusted EBITDA Ratio	Prime Loans and U.S. Base Rate Loans	SOFR Loans, CORRA Loans and Letters of Credit	Standby Fees
I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
III	[Redacted]	[Redacted]	[Redacted]	[Redacted]
IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]
V	[Redacted]	[Redacted]	[Redacted]	[Redacted]
VI	[Redacted]	[Redacted]	[Redacted]	[Redacted]
VII	[Redacted]	[Redacted]	[Redacted]	[Redacted]

2.3	Amendments re: Ratings Matters.

(a)	Section 1.1 of the Credit Agreement is hereby amended by adding the following new definitions in the correct alphabetical order:

"DBRS" means Morningstar DBRS, a division of DBRS Inc., its Affiliates and any successors thereto;

"Fitch" means Fitch Ratings, Inc., its Affiliates and any successors thereto;

"Rating Agency" means any one of S&P, Moody’s, DBRS or Fitch;

(b)	Section 6.9 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"6.9 Fall-away of Security

The Collateral shall be released from the Security Interests created by the Security and the Security shall be discharged at the Borrower's request if: (a) the Borrower shall have received and at that time shall maintain corporate family ratings of at least BBB- (or equivalent) by at least two Rating Agencies (provided that, at least one of such Rating Agencies is either S&P or Moody’s) and (b) prior thereto or concurrent therewith, all Security Interests securing the Second Lien Debt are also discharged (the date of such release, the "Release Date"). If, following the Release Date, the Borrower's corporate family ratings shall cease to be at least BBB- (or equivalent) as rated by at least two Rating Agencies (at least one of which is either S&P or Moody’s), the Loan Parties shall promptly, and in any event within 60 days, enter into documentation reasonably requested by the Agent so as to cause the Secured Obligations to be secured on the same basis as the Security Obligations were secured prior to the Release Date."

(c)	Section 9.2(d)(i) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(i)	other than in the case of a Reorganization Transaction involving only Loan Parties or involving only one or more Loan Parties and one or more Permitted Reorganization Subsidiaries, at least two Rating Agencies have each confirmed that the rating applicable to the Successor would not be less than that applicable to the Borrower immediately prior to such Reorganization Transaction (and a change in outlook shall not be considered to be a change in rating);".

(d)	Schedule E to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto as Exhibit 1.

2.4	Amendments re: Permitted Dispositions.

(a)	The definition of "Permitted Dispositions" in Section 1.1 of the Credit Agreement is hereby amended by (i) deleting the word "and" at the end of subparagraph (g) thereof, (ii) renumbering existing subparagraph (h) thereof as subparagraph (i) thereof and (iii) inserting the following as new subparagraph (h) thereof:

"(h)	any Investment that is permitted by Section 9.2(j) to the extent such Investment constitutes a Disposition; and".

2.5	Amendments re: Definition of Debt.

(a)	The definition of "Debt" in Section 1.1 of the Credit Agreement is hereby amended by (i) deleting the word "and" at the end of subparagraph (i) thereof, and (ii) adding the following new subparagraphs (iii) and (iv) thereto:

"(iii)	indebtedness of such Person which has been formally defeased in accordance with GAAP or pursuant to the deposit of money or cash equivalents (in an amount sufficient to satisfy all such indebtedness at stated maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness (or trustee thereof) and subject to no other Security Interest (other than Permitted Encumbrances which do not secure Debt), and subject to and in accordance with the other applicable terms of the instrument governing such indebtedness, but only to the extent such defeasance is otherwise permitted hereby; and

(iv)	indebtedness of such Person for borrowed money to the extent the proceeds thereof have been funded into an escrow account or trust or similar arrangement pending the satisfaction of one or more conditions, unless and until such proceeds are released to such Person;

provided that, any funds so deposited or funded pursuant to subparagraphs (iii) and (iv) of this definition shall not be included in any computation of the assets or Deposited Cash of such Person;”.

2.6	Amendments to Covenant re Material Subsidiaries.

(a)	The “for greater certainty” sentence which is the second last sentence at the end of Section 9.1(t) of the Credit Agreement is hereby amended in full to read as follows:

“For greater certainty, the Borrower shall not be entitled to designate as a Material Subsidiary any Subsidiary incorporated or formed under the laws of an Acceptable Foreign Jurisdiction unless all potential Subsidiaries referred to in subsections (i), (ii) and (iii) above have been so designated if and to the extent required to ensure compliance with Section 9.1(r).”.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Amending Agreement, that:

(a)	the representations and warranties contained in Section 2.1 of the Credit Agreement (on the basis that this Amending Agreement is a Loan Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement), other than those stated to be made as at a specific date, are true and correct in all material respects (provided that, any representation and warranty that is qualified as to materiality or "Material Adverse Effect" shall be true and correct in all respects) with the same effect as if made as of the date hereof;

(b)	as at the date of this Amending Agreement, each Subsidiary which is required to be designated as a Material Subsidiary pursuant to the provisions of Section 9.1(t) of the Credit Agreement has been so designated (and for greater certainty, no Subsidiary (other than a Material Subsidiary) has, as at the date of this Amending Agreement, guaranteed the Borrower's obligations under the 2026 Notes or the 2029 Notes or under any other unsecured bonds, notes, debentures or other debt instruments issued under a note indenture, trust indenture or other similar document and which constitutes Specified Unsecured Debt and is included in the computation thereof), and as at the date of this Amending Agreement, the following constitute all of the Material Subsidiaries and their respective governing jurisdictions:

Name	Governing Jurisdiction
Precision Diversified Oilfield Services Corp.	Alberta
Precision Limited Partnership	Alberta
Precision Drilling Canada Limited Partnership	Alberta
Grey Wolf Global Employment Corporation	Alberta
Precision Drilling, Inc.	Delaware
DI Energy, Inc.	Texas
Precision Drilling Holdings Company	Nevada
Precision Drilling LLC	Louisiana
Precision Drilling Company, LP	Texas
Murco Drilling Corporation	Delaware
DI/Perfensa Inc.	Texas
PD Supply Inc.	Texas
Precision Drilling (US) Corporation	Texas
Precision Completion & Production Services Ltd.	Delaware
Precision Directional Services, Inc.	Texas
CWC Energy Services Corp.	Alberta
CWC Energy Services (USA) Corp.	Delaware

(c)	as at the date of this Amending Agreement, the only Secured Documents (other than the Credit Agreement, any Lender Swaps and any Cash Management Facility Agreements) are the Bilateral Operating Facility Agreements described in paragraphs (a), (b) and (c) of the definition of Bilateral Operating Facilities.

Article 4
CONDITIONS PRECEDENT

4.1	Conditions Precedent

The effectiveness of this Amending Agreement is subject to the following conditions precedent being satisfied:

(a)	as of the date hereof, there exists no Default or Event of Default;

(b)	as of the date hereof, the representations and warranties referred to in Section 3.1 hereof are true and correct in all material respects (provided that, any representation and warranty that is qualified as to materiality or "Material Adverse Effect" shall be true and correct in all respects);

(c)	the Agent has received a duly executed copy of this Amending Agreement;

(d)	the Borrower and the Agent shall have entered into a written agreement, in form and substance satisfactory to the Agent, respecting the fees payable to the Agent and the Lenders in connection herewith (the "Fee Letter"); and

(e)	the Agent has received, for its benefit or the benefit of the Lenders, as applicable, payment from the Borrower of the fees owing in connection herewith, including, without limitation, those fees contemplated in the Fee Letter (or arrangements satisfactory to the Agent have been made for the payment thereof).

4.2	Waiver of a Condition Precedent

The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent with the prior consent of all Lenders in whole or in part, with or without terms or conditions.

Article 5
MISCELLANEOUS

5.1	Ratification

This Amending Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement. Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

5.2	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Amending Agreement.

5.3	Governing Law

This Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.4	Time of Essence

Time shall be of the essence of this Amending Agreement.

5.5	Counterpart and Electronic Execution

This Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or electronic signatures, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The words "execution," "execute", "signed," "signature," and words of like import in or related to any document to be signed in connection with this Amending Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Amending Agreement to be duly executed as of the date first above written.

PRECISION DRILLING CORPORATION Per: ___________________________________ Name: [Redacted] Title: [Redacted] Per: ___________________________________ Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

ROYAL BANK OF CANADA, as Agent Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

ROYAL BANK OF CANADA, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

THE TORONTO-DOMINION BANK, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

ATB FINANCIAL, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

WELLS FARGO BANK, N.A., as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

WOODFOREST NATIONAL BANK, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

ZIONS BANCORPORATION N.A. dba AMEGY BANK, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to First Amending Agreement]

CONSENT AND ACKNOWLEDGEMENT

For value received, the undersigned hereby consent and agree to the terms of the above Amending Agreement and the transactions contemplated thereby and confirm that the Loan Party Guarantee and Security granted by each of the undersigned remain in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the "Guarantor Obligations" referred to in the Loan Party Guarantee and the "Secured Obligations" referred to in the Security include, without limitation, all obligations of the Borrower under the Amended Credit Agreement (or, as applicable, the Loan Party Guarantee in respect thereof).

Dated as of the date first written above.

PRECISION DRILLING CORPORATION Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]

PRECISION LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING CANADA LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]

GREY WOLF GLOBAL EMPLOYMENT CORPORATION Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING INC. Per: (Signed) Name: [Redacted] Title: [Redacted]

[Signature Page to Consent and Acknowledgement re: First Amending Agreement]

DI ENERGY, INC. Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING HOLDINGS COMPANY Per: (Signed) Name: [Redacted] Title: [Redacted]

PRECISION DRILLING LLC Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING COMPANY, LP, by its General Partner PRECISION DRILLING HOLDINGS COMPANY Per: (Signed) Name: [Redacted] Title: [Redacted]

MURCO DRILLING CORPORATION Per: (Signed) Name: [Redacted] Title: [Redacted]	DI/PERFENSA INC. Per: (Signed) Name: [Redacted] Title: [Redacted]

PD SUPPLY INC. Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING (US) CORPORATION. Per: (Signed) Name: [Redacted] Title: [Redacted]

PRECISION COMPLETION & PRODUCTION SERVICES LTD. Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DIRECTIONAL SERVICES, INC. Per: (Signed) Name: [Redacted] Title: [Redacted]

CWC ENERGY SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]	CWC ENERGY SERVICES (USA) CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]

EXHIBIT 1 TO THE FIRST AMENDING AGREEMENT

DATED AS OF AUGUST 7, 2025

Schedule E to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Compliance Certificate

I, _________________________, of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1.	I am the [insert title of senior officer] of Precision Drilling Corporation;

2.	This Certificate applies to the [Fiscal Year/Fiscal Quarter] ending ____________________;

3.	I am familiar with and have examined the provisions of the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as borrower (the "Borrower") and a syndicate of lenders with Royal Bank of Canada as Agent (as the same may be amended, renewed, extended, modified and/or restated from time to time, the "Credit Agreement"), and have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and its agents as I have deemed necessary for purposes of this Certificate;

4.	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement;

5.	No Default or Event of Default exists;

6.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Consolidated Senior Debt to Adjusted EBITDA Ratio was __________, and attached hereto are the detailed particulars of the manner in which such ratio was calculated;

7.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Consolidated Total Debt to Adjusted EBITDA Ratio was __________, and attached hereto are the detailed particulars of the manner in which such ratio was calculated;

8.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year]:

(a)	the aggregate amount of all Deposited Cash, for the purposes of determining Consolidated Senior Debt and Consolidated Total Debt above, is U.S. $_________________________; and

(b)	such Deposited Cash is held in _________________________ [Jurisdiction] with _________________________ [Name of Lender] in account no.(s) _________________________ and in _________________________ [Jurisdiction] with _________________________ [Name of Lender] in account no.(s) _________________________.

9.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Consolidated Interest Coverage Ratio was __________, and attached hereto are the detailed particulars of the manner in which such ratio was calculated;

10.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], Consolidated EBITDA was U.S. $_________________________ and the North American and Acceptable Secured Foreign Assets (determined on an unconsolidated basis) directly account for at least _____% of Consolidated EBITDA;

11.	The current credit rating in respect of the Borrower from: S&P is _____; from Moody's is _____; from DBRS is _____; and from Fitch is _____;

12.	Attached hereto is a current listing of all Subsidiaries of the Borrower, showing the percentage of capital stock owned by each Loan Party and its jurisdiction of organization;

13.	The only Secured Documents currently in effect are as follows [revise as necessary]:

(a)	the Credit Agreement;

(b)	ISDA Master Agreement dated May 15, 2009 (as amended from time to time) between the Borrower and RBC and any Lender Swaps entered into thereunder from time to time;

(c)	operating facility letter agreement dated November 17, 2010, as amended June 29, 2011, August 30, 2012 and October 3, 2013, and as amended and restated pursuant to a letter agreement dated May 31, 2023 (as further amended, supplemented or otherwise modified from time to time) between the Borrower and RBC currently providing for Cdn. $40,000,000 in credit facilities to the Borrower;

(d)	operating facility letter agreement dated as of November 17, 2010 (as amended, supplemented or otherwise modified from time to time) between Precision Drilling Oilfield Services Corporation ("PDOSC") and Wells Fargo Bank, N.A. currently providing for U.S. $15,000,000 in credit facilities to PDOSC; and

(e)	operating facility letter agreement dated as of September 27, 2012, as amended May 8, 2015 and April 21, 2016, and as amended and restated pursuant to a letter agreement dated December 15, 2022 as further amended, supplemented or otherwise modified from time to time) between the Borrower and Royal Bank of Canada (formerly HSBC Bank Canada) currently providing for U.S. $40,000,000 in credit facilities to the Borrower.

Copies of any Secured Documents not previously provided to the Agent are attached; and

14.	This Certificate is given by the undersigned officer in his or her capacity as an officer of the Borrower without any personal liability.

WITNESS OUR HANDS at the City of Calgary, in the Province of Alberta, this _____ day of _________________________, 20_____.

PRECISION DRILLING CORPORATION

Per: ___________________________________
         Name: ●
         Title: ●